UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RAPT THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75382E 109

(CUSIP Number)

Peter Svennilson

The Column Group II, LP

1700 Owens Street, Suite 500

San Francisco, CA 94158

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 75382E 109

1.	Name of Reporting Person The Column Group II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 3,835,679(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,835,679(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,835,679(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.7%
14.	Type of Reporting Person (See Instructions): PN

(1)

The Column Group II, LP (“TCG II LP”) has sole voting and dispositive control over 3,835,679 shares of common stock, par value $0.0001 per share (“Common Stock”), of RAPT Therapeutics, Inc. (the “Issuer”), except that The Column Group II GP, LP (“TCG II GP”), the general partner of TCG II LP, and Peter Svennilson (“Svennilson”) and David V. Goeddel (“Goeddel”), the managing partners of TCG II GP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 75382E 109

1.	Name of Reporting Person The Column Group II GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,835,679(2)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,835,679(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,835,679(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.7%
14.	Type of Reporting Person (See Instructions): PN

(2)	TCG II GP is the general partner of TCG II LP and shares voting and dispositive power over the shares of Common Stock held by TCG II LP.

CUSIP No. 75382E 109

1.	Name of Reporting Person The Column Group II Management, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 50,000(3)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 50,000(3)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,000(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.2%
14.	Type of Reporting Person (See Instructions): PN

(3)

The Column Group II Management, LP (“TCGM II LP”) has sole voting and dispositive control over 50,000 shares of Common Stock, except that Svennilson and Goeddel, the managing partners of TCGM II LP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,599,417(4)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,599,417(4)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,599,417(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.5%
14.	Type of Reporting Person (See Instructions): PN

(4)

Ponoi Capital, LP (“Ponoi LP”) has sole voting and dispositive control over 1,599,417 shares of Common Stock, except that Ponoi Management, LLC (“Ponoi LLC”), the general partner of Ponoi LP, and Goeddel, Svennilson and Tim Kutzkey (“Kutzkey”), the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,599,417(5)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,599,417(5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,599,417(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.5%
14.	Type of Reporting Person (See Instructions): OO

(5)	Ponoi LLC is the general partner of Ponoi LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi LP.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 145,401(6)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 145,401(6)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,401(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.6%
14.	Type of Reporting Person (See Instructions): PN

(6)

Ponoi Capital II, LP (“Ponoi II LP”) has sole voting and dispositive control over 145,401 shares of Common Stock, except that Ponoi II Management, LLC (“Ponoi II LLC”), the general partner of Ponoi II LP, and Goeddel, Svennilson and Kutzkey, the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 145,401(7)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 145,401(7)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,401(7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.6%
14.	Type of Reporting Person (See Instructions): OO

(7)	Ponoi II LLC is the general partner of Ponoi II LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi II LP.

CUSIP No. 75382E 109

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 22,500(8)
	8.	Shared Voting Power: 5,630,497(9)
	9.	Sole Dispositive Power: 22,500(8)
	10.	Shared Dispositive Power: 5,630,497(9)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,652,997(8)(9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 23.1%
14.	Type of Reporting Person (See Instructions): IN

(8)

Includes 22,500 shares of Common Stock underlying options received by Svennilson, as a director of the Issuer, exercisable in three successive equal annual installments over the three-year period measured from the date of grant of June 18, 2020, subject to Svennilson’s continuous service as a director of the Issuer through each applicable vesting date.

(9)

Svennilson is a managing partner of TCG II GP, TCGM II LP, Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG II LP, TCGM II LP, Ponoi LP and Ponoi II LP.

CUSIP No. 75382E 109

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,630,497(10)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,630,497(10)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,630,497(10)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 23.0%
14.	Type of Reporting Person (See Instructions): IN

(10)

Goeddel is a managing partner of TCG II GP, TCGM II LP, Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG II LP, TCGM II LP, Ponoi LP and Ponoi II LP.

CUSIP No. 75382E 109

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,744,818(11)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,744,818(11)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,744,818(11)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.1%
14.	Type of Reporting Person (See Instructions): IN

(11)	Kutzkey is a managing partner of Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP and Ponoi II LP.

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) supplements and amends the Schedule 13D relating to shares of common stock, par value $0.0001 per share (the “Common Stock”), of RAPT Therapeutics, Inc., a Delaware corporation (the “Issuer”) that was filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2019 as it was amended by Amendment No. 1 thereto filed with the SEC on February 14, 2020 and Amendment No. 2 thereto filed with the SEC on August 26, 2020 (collectively, the “Amended Statement”). Only those items that are reported are hereby amended; all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – 5(c) of the Amended Statement are hereby amended and restated in their entirety as follows:

(a) As of the date hereof, TCG II LP directly holds 3,835,679 shares of Common Stock, representing 15.7% of the Issuer’s outstanding Common Stock. As the general partner of TCG II LP, TCG II GP beneficially owns an aggregate of 3,835,679 shares of Common Stock, representing 15.7% of the Issuer’s outstanding Common Stock. TCGM II LP directly holds 50,000 shares of Common Stock, representing 0.2% of the Issuer’s outstanding Common Stock. Ponoi LP directly holds 1,599,417 shares of Common Stock, representing 6.5% of the Issuer’s outstanding Common Stock. As the general partner of Ponoi LP, Ponoi LLC beneficially owns an aggregate of 1,599,417 shares of Common Stock, representing 6.5% of the Issuer’s outstanding Common Stock. Ponoi II LP directly holds 145,401 shares of Common Stock, representing 0.6% of the Issuer’s outstanding Common Stock. As the general partner of Ponoi II LP, Ponoi II LLC beneficially owns an aggregate of 145,401 shares of Common Stock, representing 0.6% of the Issuer’s outstanding Common Stock. Mr. Svennilson, beneficially owns 5,652,997 shares of Common Stock, representing 23.1% of the Issuer’s outstanding Common Stock, which consists of 22,500 shares of Common Stock underlying the Options that Mr. Svennilson directly holds and 5,630,497 shares of Common Stock that Mr. Svennilson beneficially owns as a Managing Partner of TCG II GP, TCGM II LP, Ponoi LLC and Ponoi II LLC. Mr. Goeddel beneficially owns 5,630,497 shares of Common Stock, representing 23.0% of the Issuer’s outstanding Common Stock, which consists of 5,630,497 shares of Common Stock that Mr. Goeddel beneficially owns as a Managing Partner of TCG II GP, TCGM II LP, Ponoi LLC and Ponoi II LLC. Mr. Kutzkey beneficially owns 1,744,818 shares of Common Stock, representing 7.1% of the Issuer’s outstanding Common Stock, which consists of 1,744,818 shares of Common Stock that Mr. Kutzkey beneficially owns as a Managing Partner of Ponoi LLC and Ponoi II LLC.

The percentages set forth in this Item 5 and in the cover page for each Reporting Person are based on the 24,468,910 outstanding shares of Common Stock as of August 7, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2020.

(b) TCG II LP has sole voting and dispositive control over 3,835,679 shares of Common Stock, TCGM II LP has sole voting and dispositive control over 50,000 shares of Common Stock, Ponoi LP has sole voting and dispositive control over 1,599,417 shares of Common Stock and Ponoi II LP has sole voting and dispositive control over 145,401 shares of Common Stock. Except for 22,500 shares of Common Stock underlying the Options that Mr. Svennilson directly holds, none of the other Reporting Persons own any securities of the Issuer directly. TCG II GP, as general partner of TCG II LP, shares the power to direct the voting and disposition of the 3,835,679 shares owned by TCG II LP and may be deemed to beneficially own the shares owned by TCG II LP. Ponoi LLC, as general partner of Ponoi LP, shares the power to direct the voting and disposition of the 1,599,417 shares owned by Ponoi LP and may be deemed to beneficially own the shares owned by Ponoi LP. Ponoi II LLC, as general partner of Ponoi II LP, shares the power to direct the voting and disposition of the 145,401 shares owned by Ponoi II LP and may be deemed to beneficially own the shares owned by Ponoi II LP. By virtue of their positions as managing partners of TCG II GP and TCGM II LP, each of Mr. Svennilson and Mr. Goeddel may be deemed to share the power to direct the voting and disposition of the 3,835,679 shares owned by TCG II LP and the 50,000 shares owned by TCGM II LP and may be deemed to beneficially own the shares owned by such entities. By virtue of their positions as managing partners of Ponoi LLC and Ponoi II LLC, each Managing Partner may be deemed to share the power to direct the voting and disposition of the 1,599,417 shares owned by Ponoi LP and the 145,401 shares owned by Ponoi II LP and may be deemed to beneficially own the shares owned by Ponoi LP and Ponoi II LP.

(c) On August 17, 2020, TCG II LP sold 538,654 shares of Common Stock in an open market transaction pursuant to Rule 144 under the Securities Act at a price per share of $22.75. On September 22, 2020, TCG II LP sold 608,000 shares of Common Stock in an open market transaction pursuant to Rule 144 under the Securities Act at a price per share of $30.85.

Except as set forth in Item 3 and this Item 5, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2020

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP II MANAGEMENT, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of David V. Goeddel

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 3 to Schedule 13D is filed on behalf of each of us.

Dated: October 1, 2020

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP MANAGEMENT II, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of David V. Goeddel